MK

[redacted]

14047940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 0 4 2014
Washington DC
189

SEC FILE NUMBER
8- 49897

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2013 (MM/DD/YY) AND ENDING 12-31-2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Navaid Financial Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1522 Locust St 2nd Floor
(No. and Street)

Philadelphia (City) PA (State) 19102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Carney 215-985-9100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siana Carr O'Connor & Lynam, LLP
(Name – *if individual, state last, first, middle name*)

1500 E. Lancaster Ave. (Address) Paoli (City) PA (State) 19301 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MK

OATH OR AFFIRMATION

I, John A. Carney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Navaid Financial Services, as of 2-27-14, 20_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
KATIE SHEEHY
Notary Public
PHILADELPHIA CITY, PHILADELPHIA CNTY
My Commission Expires Apr 4, 2017

Signature

President / CFO
Title

Katie Sheehy
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIANA CARR O'CONNOR & LYNAM, LLP

Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

*Phone: 610-296-4200 * Fax: 610-296-3659*
www.scolcpa.com

February 25, 2014

To the Directors
Navaid Financial Services, Inc.

We have audited the financial statements and supplementary information of Navaid Financial Services, Inc. for the year ended December 31, 2013, and have issued our report thereon dated February 25, 2014. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our engagement letter dated November 19, 2013. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

You are responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by Navaid Financial Services, Inc. are described in Note 2 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2013. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements and are based on your knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. There were no significant estimates.

Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. The most sensitive disclosures affecting the financial statements were the disclosures of related party transactions in Note 4 and net capital requirements in Note 7.

The financial statement disclosures are neutral, consistent, and clear.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in performing and completing our audit.

Uncorrected Misstatements

Professional standards require us to accumulate all misstatements identified during the audit, other than those that are clearly trivial, and communicate them to the appropriate level of management. You have represented to us in your letter dated February 25, 2014 that you have considered the effects of uncorrected misstatements and that their effects are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

Disagreements with Management

For purposes of this letter, a disagreement with management is a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Other Matters

With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with U.S. generally accepted accounting principles, the method of preparing it has not changed from the prior period, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

This information is intended solely for the use of the directors of Navaid Financial Services, Inc. and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Siana Carr O'Connor & Lynam, LLP

Siana Carr O'Connor & Lynam, LLP

Independent Auditor's Report on Internal Control
Required by SEC Rule 17A-5(g)(1)

NAVAID FINANCIAL SERVICES, INC

Year Ended December 31, 2013

SIANA CARR O'CONNOR & LYNAM, LLP

Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

*Phone: 610-296-4200 * Fax: 610-296-3659*
www.scolcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Directors
Navaid Financial Services, Inc.
Philadelphia, Pennsylvania

In planning and performing our audit of the financial statements of Navaid Financial Services, Inc. (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered Navaid Financial Services, Inc.'s internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Navaid Financial Services, Inc.'s internal control. Accordingly, we do not express an opinion on the effectiveness of Navaid Financial Services, Inc.'s internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Navaid Financial Services, Inc. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Navaid Financial Services, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Navaid Financial Services, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Navaid Financial Services, Inc.'s practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Siana Carr O'Connor & Lynam, LLP

SIANA CARR O'CONNOR & LYNAM, LLP

February 25, 2014

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

NAVAID FINANCIAL SERVICES, INC.

Year Ended December 31, 2013

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FROM SIPC-7)

To the Directors
Navaid Financial Services, Inc.
Philadelphia, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Navaid Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Navaid Financial Services, Inc.'s compliance with the applicable instructions of Form SIPC-7. Navaid Financial Services, Inc.'s management is responsible for Navaid Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements in the Company's bank statements noting no differences;

2. Compared the amounts reported on the audited annual report for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the commission calculation work paper prepared by the Company showing amounts paid to other SIPC members noting no differences and;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by the Company supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Siana Carr O'Connor & Lynam, LLP

SIANA CARR O'CONNOR & LYNAM, LLP

February 25, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049897 FINRA DEC
NAVAID FINANCIAL SERVICES INC 12*12
1522 LOCUST ST 2ND FL
PHILADELPHIA PA 19102-4443

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 2887

B. Less payment made with SIPC-6 filed (**exclude interest**) (993)

9-5-13
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1894

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1894

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1894

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Navaid Financial Corp.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 25 day of February, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2013**
and ending **12/31/2013**

Item No.	**Eliminate cents**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,007,927
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	311,598
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	1,319,525
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	47,116
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 117,796	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	117,796
Total deductions	164,912
2d. SIPC Net Operating Revenues	$ 1,154,613
2e. General Assessment @ .0025	$ 2887 (to page 1, line 2.A.)

Financial Report

NAVAID FINANCIAL SERVICES, INC.

December 31, 2013 and 2012

NAVAID FINANCIAL SERVICES, INC.

Financial Statements and Supplementary Financial Information
For the Years Ended December 31, 2013 and 2012

and

INDEPENDENT AUDITOR'S REPORT

INDEX

SIANA CARR O'CONNOR & LYNAM, LLP

Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

*Phone: 610-296-4200 * Fax: 610-296-3659*
www.scolcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Directors
Navaid Financial Services, Inc.
Philadelphia, Pennsylvania

We have audited the accompanying financial statements of Navaid Financial Services, Inc. (a PA S-corporation), which comprise the statement of financial condition as of December 31, 2013 and 2012, and the related statements of operations, changes in subordinated borrowings, changes in shareholders' equity (deficit), and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Navaid Financial Services, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III and the notes to the supplementary schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III and notes to supplementary schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III and notes to supplementary schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Siana Carr O'Connor & Lynam, LLP
SIANA CARR O'CONNOR & LYNAM, LLP

February 25, 2014

NAVAID FINANCIAL SERVICES, INC.
Statements of Financial Condition
December 31, 2013 and 2012

Assets	2013	2012
Cash	$ 311,140	$ 240,580
Deposits with clearing organization and others	1,502,317	1,501,201
Marketable securities	8,673,669	7,839,113
Receivable from clearing organization and others	627	106,033
Accrued interest receivable	28,247	13,492
Prepaid expenses and other assets	5,127	5,127
Furniture and equipment, net	3,630	4,774
Total assets	$ 10,524,757	$ 9,710,320
Liabilities and shareholders' equity (deficit)		
Liabilities:		
Accounts payable and accrued expenses	$ 471,356	$ 441,816
Payable to clearing organization	8,816,525	7,589,137
Total liabilities	9,287,881	8,030,953
Subordinated borrowings	1,500,000	1,500,000
Shareholders' equity (deficit):		
Common stock ($.01 par value, 1,000 shares authorized, 106 shares issued and outstanding)	1	1
Additional paid-in capital	99,999	99,999
Accumulated earnings (deficit)	(363,124)	79,367
Total shareholders' equity (deficit)	(263,124)	179,367
Total liabilities and shareholders' equity (deficit)	$ 10,524,757	$ 9,710,320

(The accompanying notes are an integral part of these financial statements.)

NAVAID FINANCIAL SERVICES, INC.
Statements of Operations
For the Years Ended December 31, 2013 and 2012

	2013	2012
Revenues:		
Trading gains and losses, net	$ 795,374	$2,544,612
Interest income	208,117	282,725
Commission income	4,438	1,485
Total revenues	1,007,929	2,828,822
Expenses:		
Commissions	836,717	2,068,180
Employee compensation and benefits	310,566	184,932
Interest expense	117,796	133,389
Outside services	91,801	81,690
Other expenses	69,595	87,692
Occupancy and office	23,945	27,429
Total expenses	1,450,420	2,583,312
Net income (loss)	$ (442,491)	$ 245,510

(The accompanying notes are an integral part of these financial statements.)

NAVAID FINANCIAL SERVICES, INC.
Statements of Changes in Subordinated Borrowings
For the Years Ended December 31, 2013 and 2012

Subordinated borrowings at December 31, 2011	$ 1,500,000
2012 activity	-
Subordinated borrowings at December 31, 2012	1,500,000
2013 activity	-
Subordinated borrowings at December 31, 2013	$ 1,500,000

(The accompanying notes are an integral part of these financial statements.)

NAVAID FINANCIAL SERVICES, INC.
Statements of Changes in Shareholders' Equity (Deficit)
For the Years Ended December 31, 2013 and 2012

	Common Stock		Additional Paid-In	Retained Earnings (Accumulated	
	Shares	Amount	Capital	Deficit)	Total
December 31, 2011	106	$ 1	$ 99,999	$ (13,258)	$ 86,742
Net income	-	-	-	245,510	245,510
Distributions to shareholders	-	-	-	(152,885)	(152,885)
December 31, 2012	106	1	99,999	79,367	179,367
Net loss	-	-	-	(442,491)	(442,491)
December 31, 2013	106	$ 1	$ 99,999	$ (363,124)	$ (263,124)

(The accompanying notes are an integral part of these financial statements.)

NAVAID FINANCIAL SERVICES, INC.
Statements of Cash Flows
For the Years Ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities:		
Net income (loss)	$ (442,491)	$ 245,510
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation expense	1,144	4,210
(Increase) decrease in:		
Deposits with clearing organization and others	(1,116)	(383)
Marketable securities	(834,556)	974,602
Receivable from clearing organization and others	105,406	88,873
Accrued interest receivable	(14,755)	21,437
Prepaid expenses and other assets	-	20,417
Increase (decrease) in:		
Accounts payable and accrued expenses	29,540	(332,393)
Payable to clearing organization	1,227,388	(1,171,013)
Net cash provided (used) by operating activities	70,560	(148,740)
Cash flows from investing activities:		
Purchase of property and equipment	-	(4,649)
Net cash used by investing activities	-	(4,649)
Cash flow from financing activities:		
Distributions to shareholders	-	(152,885)
Net cash used by financing activities	-	(152,885)
Net increase (decrease) in cash	70,560	(306,274)
Cash - beginning of year	240,580	546,854
Cash - end of year	$ 311,140	$ 240,580
Interest paid	$ 118,718	$ 131,706

(The accompanying notes are an integral part of these financial statements.)

(1) ORGANIZATION AND BACKGROUND

Navaid Financial Services, Inc. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates on a fully-disclosed basis whereby they do not carry accounts for customers. The Company primarily trades in municipal bonds as proprietary transactions.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management's estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions and commission expense

Proprietary securities transactions are recorded at fair value on the trade date, as if they had settled. Trading gains and losses arising from all securities transactions entered into for the account and risk of the Company, along with the related commission expense incurred, are also recorded on a trade date basis. Securities are valued using market value techniques as determined by management based on information provided by third parties and by analyzing inter-dealer trades on or around year-end for all positions held by the Company at year-end.

Income taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code of 1986 and comparable state tax provisions to be taxed as an S-Corporation. In lieu of corporation income taxes, the shareholders of an S-Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company files tax returns in the U.S. federal jurisdiction, certain states and cities. The Company is no longer subject to U.S. federal, state and local examinations by tax authorities for 2009 and prior.

(3) MARKETABLE SECURITIES

As described in Note 2, the Company values marketable securities at fair value in accordance with Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) 820, *Fair Value Measurements*. Investments are classified as Level 1, which refers to unadjusted quoted prices in active markets for identical assets that are accessible at the measurement date; Level 2, which refers to inputs other than quoted prices included in Level 1 that are observable, either directly or indirectly; and Level 3, which refers to unobservable market inputs. All securities have been valued using a market approach.

At December 31, 2013, all marketable securities were in municipal bonds. At December 31, 2012, marketable securities included $7,784,413 of municipal bonds and $54,700 of common stock. Common stock is classified as Level 1 and municipal bonds are classified as Level 2 at December 31, 2013 and 2012.

NAVAID FINANCIAL SERVICES, INC.
Notes to Financial Statements
December 31, 2013 and 2012

(4) RELATED PARTY TRANSACTIONS

The Company provides brokerage services for a fund that is owned and managed by the shareholders. The Company waived all markups and commissions for the fund for 2013 and 2012. However, the fund reimburses the Company for their costs from outside parties. The Company was reimbursed $13,230 and $13,749 in 2013 and 2012, respectively. $627 and $1,178 was due from the fund at December 31, 2013 and 2012, respectively. Additionally, the Company may buy/sell bonds from/to the fund at cost.

The Company also provides brokerage services on behalf of clients of an investment advisor that is owned and managed by the shareholders. There are minimal trades made during the year on behalf of the investment advisor's clients. Additionally, the investment advisor earns management fees which pass through the Company's accounts. The Company owed $2,865 and $5,637 to the investment advisor at December 31, 2013 and 2012, respectively, which is recorded as accounts payable and accrued expenses in the accompanying statements of financial condition.

Two of the Company's traders are also shareholders. The Company incurred commissions of $827,137 and $1,962,936 in 2013 and 2012, respectively, to these shareholders. Additionally, $433,931 and $396,794 is due to the traders at December 31, 2013 and 2012, respectively.

(5) RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATION

The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The receivable represents net trading gains earned in December. The amount payable to the clearing broker relates to securities purchased on margin. This balance is secured by the Company's proprietary investments and clearing deposit. The Company's agreement with the clearing broker allows them to borrow up to ten times their investment balance, limited to $15,000,000. The payable balance incurs interest at the federal funds rate plus an applicable margin.

(6) SUBORDINATED BORROWINGS

The borrowings under subordinated agreements consist of notes payable to two shareholders. The notes expire on October 31, 2016 and include interest at 5%, which is payable monthly. Interest expense was $75,000 for 2013 and 2012.

(7) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1. At December 31, 2013, the Company had net capital, as defined, of $555,721, which was $455,721 in excess of its minimum required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .85 to 1 as of December 31, 2013.

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities. The Company is exempt from this rule under Reg 240.15c3-3k(2)ii which provides an exemption for broker-dealers who operate on a fully-disclosed basis. Therefore, Schedules II and III on pages 11 and 12 are not applicable.

(8) 401(k) RETIREMENT PLAN

The Company has a 401(k) retirement plan covering all employees. The Company matches the first 6% of eligible employees' compensation. The Company's expense related to the plan was $9,569 and $3,633 for 2013 and 2012, respectively.

(9) NON-MONETARY TRANSACTIONS

In 2013 and 2012, the Company reduced broker fees for one of their traders in exchange for bookkeeping services. The fair value of the transactions was approximately $12,000 per year.

(10) CONCENTRATION OF CREDIT RISK

Cash

The Company maintains its cash accounts in one financial institution. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The uninsured cash balances totaled $314,863 at December 31, 2013.

Marketable securities

As discussed in Note 3, the Company's proprietary investments consist primarily of municipal debt securities. At December 31, 2013, the balance was comprised of twenty securities, of which three positions represented 45% of total marketable securities.

Agreements with traders

The Company has agreements with three traders on a month-to-month basis, of which one trader executes a majority of all trades. If this trader were to terminate the agreement, the ongoing operations of the Company would be materially affected.

(11) SUBSEQUENT EVENTS

Management has evaluated subsequent events through the issuance of the financial statements.

SUPPLEMENTARY

FINANCIAL

INFORMATION

Schedule I

NAVAID FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2013

Net capital:	
Total shareholders' deficit	$ (263,124)
Add - subordinated borrowings allowable as net capital	1,500,000
Total capital and allowable subordinated borrowings	1,236,876
Less - total non-allowable assets	11,269
haircuts on securities	669,886
Net capital	$ 555,721
Aggregate indebtedness	$ 471,356
Total aggregate indebtedness	$ 471,356
Computation of basic net capital requirement:	
Net capital requirement	$ 100,000
Net capital	555,721
Excess of net capital	$ 455,721
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 435,721
Ratio of aggregate indebtedness to net capital	.85 to 1

Schedule II

NAVAID FINANCIAL SERVICES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2013

Not applicable: All customer transactions are cleared through another broker-dealer (member of New York Stock Exchange) on a fully disclosed basis.

NAVAID FINANCIAL SERVICES, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2013

Not applicable: All customer transactions are cleared through another broker-dealer (member of New York Stock Exchange) on a fully disclosed basis.

NAVAID FINANCIAL SERVICES, INC.
Notes to Supplemental Schedules
December 31, 2013

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2013 FOCUS Part IIA filing.

Not Applicable: There are no differences between the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2013 FOCUS Part IIA filing.